UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of July, 2013

COMMISSION FILE NUMBER: 1-7239

KOMATSU LTD.

Translation of registrant’s name into English

3-6 Akasaka 2-chome, Minato-ku, Tokyo, 107-8414, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):  ☐

INFORMATION INCLUDED IN THIS REPORT

1.	English translation of a company announcement made on July 29, 2013 regarding the Consolidated Business Results for the First Quarter of the Fiscal Year Ending March 31, 2014 (U.S. GAAP).

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD.
(Registrant)

Date: July 30, 2013	By:	/S/ Mikio Fujitsuka
Mikio Fujitsuka
Director and Senior Executive Officer

3

Komatsu Ltd. Corporate Communications Dept. Tel: +81-(0)3-5561-2616 Date: July 29, 2013 URL: http://www.komatsu.com/

Consolidated Business Results for the First Quarter of the Fiscal Year Ending March 31, 2014 (U.S. GAAP)

1. Results for the First Quarter of the Fiscal Year Ending March 31, 2014

(Amounts are rounded to the nearest million yen)

(1) Consolidated Financial Highlights

	Millions of yen except per share amounts
	First quarter ended June 30, 2013	First quarter ended June 30, 2012	Changes Increase (Decrease)
	[A]	[B]	[A-B]	[(A-B)/B]
Net sales	455,159	469,948	(14,789)	(3.1)%

Operating income	52,413	55,718	(3,305)	(5.9)%

Income before income taxes and equity in earnings of affiliated companies	51,589	51,242	347	0.7%

Net income attributable to Komatsu Ltd.	37,291	32,124	5,167	16.1%

Net income attributable to Komatsu Ltd. per share (Yen)
Basic	¥39.13	¥33.73	¥5.40

Diluted	¥39.09	¥33.71	¥5.38

Note: Comprehensive income (loss) for the first quarter period ended June 30, 2013 and 2012

2013:         70,834 millions of yen

2012:        (6,979) millions of yen

(2) Consolidated Financial Position

	Millions of yen except per share amounts
	As of June 30, 2013	As of March 31, 2013
Total assets	2,559,939	2,517,857

Total equity	1,298,245	1,252,695

Komatsu Ltd. shareholders’ equity	1,239,538	1,193,194

Komatsu Ltd. shareholders’ equity ratio	48.4%	47.4%

Komatsu Ltd. shareholders’ equity per share (Yen)	¥1,300.47	¥1,252.33

2. Dividends

(For the fiscal years ended March 31, 2013 and ending March 31, 2014)

	2013	2014 Projections
Cash dividends per share (Yen)
First quarter period
Interim (Second quarter period)	24	29
Third quarter period
Year-end	24	29

Total	48	58

Note: Changes in the projected cash dividend as of July 29, 2013: None

3. Projections for the Fiscal Year Ending March 31, 2014

(From April 1, 2013 to March 31, 2014)

	Millions of yen except per share amounts
	The full fiscal year
		Changes
Net sales	2,050,000	8.8%

Operating income	305,000	44.1%

Income before income taxes and equity in earnings of affiliated companies	297,000	45.2%
Net income attributable to Komatsu Ltd.	184,000	45.7%

Net income attributable to Komatsu Ltd. per share (basic) (Yen)	¥193.12

Notes:	1) Changes in the projected consolidated business results as of July 29, 2013: None
2) Percentages shown above represent the rates of change compared with the corresponding period a year ago.

4. Others

(1)	Changes in important subsidiaries during the first quarter period under review: None

(2)	Use of simplified accounting procedures and adoption of specific accounting procedures for the preparation of consolidated quarterly financial statements: None

(3)	Changes in Significant Accounting Rules, Procedures and Presentation and Changes in Significant Accounting Policies and Estimates

1)	Changes resulting from revisions in accounting standards, etc: Applicable

2)	Changes in other matters except for 1) above: Applicable

Note: See (4) Others on page 8 for more details.

(4)	Number of common shares outstanding

1)	The numbers of common shares issued (including treasury stock) were as follows:

As of June 30, 2013: 983,130,260 shares

As of March 31, 2013: 983,130,260 shares

2)	The numbers of shares of treasury were as follows:

As of June 30, 2013: 29,983,275 shares

As of March 31, 2013: 30,351,401 shares

3)	The weighted average numbers of common shares outstanding were as follows:

First quarter period ended June 30, 2013: 952,974,378 shares

First quarter period ended June 30, 2012: 952,310,027 shares

Appendix

Management Performance and Financial Conditions

(1) Outline of Operations and Business Results

Komatsu Ltd. (“Company”) and its consolidated subsidiaries (together “Komatsu”) embarked on the “Together We Innovate GEMBA Worldwide” three-year mid-range management plan in April 2013. Under this plan, Komatsu has started to make focused efforts on 1) growth strategies based on innovation, 2) growth strategies of existing businesses, and 3) structural reforms designed to reinforce the business foundation.

For the first quarter (three months from April 1 to June 30, 2013) of the fiscal year, ending March 31, 2014, which represents the first year of the mid-range management plan, overall demand for construction equipment remained almost flat from the corresponding period a year ago albeit regional variances. Meanwhile, demand for mining equipment remained slack against the backdrop of sluggish commodity prices. As a result, sales declined from the corresponding period a year ago in the construction, mining and utility equipment business. In the industrial machinery and others business, sales declined from the corresponding period a year ago, as affected by reduced sales of large presses and other forging machines, while there were some signs of recovery in demand for machine tools to the automobile manufacturing industry. As a result, consolidated sales decreased by 3.1% from the corresponding period a year ago, to JPY455.1 billion (USD4,598 million, at USD1=JPY99). With respect to profits, operating income declined by 5.9% to JPY52.4 billion (USD529 million), as adversely affected by a sharp drop in the volume of sales, which surpassed Komatsu’s continuous efforts centering on the improvement of selling prices and production costs in addition to gains from the Japanese yen’s depreciation. Operating income ratio declined by 0.4 percentage points to 11.5% from the corresponding period a year ago. Income before income taxes and equity in earnings of affiliated companies increased by 0.7% to JPY51.5 billion (USD521 million). Net income attributable to Komatsu Ltd. increased by 16.1% to JPY37.2 billion (USD377 million).

[Consolidated Financial Highlights]	Millions of yen
	First quarter ended June 30, 2013 1USD=JPY97.3 1EUR=JPY126.4 1RMB=JPY15.8	First quarter ended June 30, 2012 1USD=JPY80.6 1EUR=JPY104.6 1RMB=JPY12.8	Changes Increase (Decrease)
	[A]	[B]	[(A-B)/B]
Net sales	455,159	469,948	(3.1)%
Construction, Mining and Utility Equipment	416,637	429,776	(3.1)%
Industrial Machinery and Others	40,378	43,086	(6.3)%
Elimination	(1,856)	(2,914)	—
Segment profit	52,546	55,264	(4.9)%
Construction, Mining and Utility Equipment	52,611	54,202	(2.9)%
Industrial Machinery and Others	823	2,376	(65.4)%
Corporate & elimination	(888)	(1,314)	—
Operating income	52,413	55,718	(5.9)%
Income before income taxes and equity in earnings of affiliated companies	51,589	51,242	0.7%
Net income attributable to Komatsu Ltd.	37,291	32,124	16.1%

Note:	Unless otherwise noted, all sales by segment in this report indicate the amounts before elimination of inter-segment transactions.

Business results by operation are described below.

Construction, Mining and Utility Equipment

With respect to construction equipment, demand continued to increase in Japan and upturned for recovery in China. However, global demand remained almost flat from the corresponding period a year ago, reflecting a drop in demand in some regions of the world. Concerning mining equipment, as commodity prices remained sluggish, the recovery of demand in Indonesia still lacked momentum and demand downturned in Latin America and some other regions, where it had been strong up through FY2012. As a result, the volume of sales declined from the corresponding period a year ago. Compared to the corresponding period a year ago, the Japanese yen depreciated against the U.S. dollar, euro, renminbi and some other currencies; however, first-quarter sales of construction, mining and utility equipment decreased by 3.1% to JPY416.6 billion (USD4,208 million). Segment profit dropped by 2.9% to JPY52.6 billion (USD531 million) for the first quarter under review.

Under such an environment, Komatsu launched the D61EXi/PXi medium-sized Machine Control dozer which features the world’s first full automatic blade control as a next-generation product designed to lead its strategies based on innovation. Komatsu also worked to strengthen the aftermarket business, which includes the provision of services by using KOMTRAX (Komatsu Machine Tracking System) which is installed in over 300,000 units worldwide, as well as sales expansion of strategic parts. With respect to new emission standards-compliant models launched in North America, Europe and Japan in 2012, Komatsu continued their aggressive market introduction together with the KOMATSU CARE, a new service program designed to reduce the total lifecycle costs of these models and prolong machine life.

During the first quarter under review, Komatsu made continuous efforts to improve selling prices, reduce production costs and strengthen its corporate fundamentals to flexibly meet the changes of foreign exchange rates and market demand. Komatsu also promoted activities to cut down electric power consumption in half at all plants in Japan, including construction start-up of new factories which are equipped with leading-edge energy-saving equipment and designed to achieve outstanding productivity at the Awazu Plant in Ishikawa Prefecture.

[Sales to Outside Customers of Construction, Mining and Utility Equipment by Region]			Millions of yen
	First quarter ended June 30, 2013	First quarter ended June 30, 2012	Changes Increase (Decrease)
	[A]	[B]	[A-B]	[(A-B)/B]
Japan	66,480	62,552	3,928	6.3%

North America	65,672	61,949	3,723	6.0%
Latin America	59,423	63,359	(3,936)	(6.2)%

Americas	125,095	125,308	(213)	(0.2)%

Europe	30,466	27,909	2,557	9.2%
CIS	18,549	21,930	(3,381)	(15.4)%

Europe & CIS	49,015	49,839	(824)	(1.7)%

China	41,434	40,750	684	1.7%

Asia*	47,945	78,508	(30,563)	(38.9)%
Oceania	47,386	44,315	3,071	6.9%

Asia* & Oceania	95,331	122,823	(27,492)	(22.4)%

Middle East	13,617	5,243	8,374	159.7%
Africa	24,933	22,406	2,527	11.3%

Middle East & Africa	38,550	27,649	10,901	39.4%

Total	415,905	428,921	(13,016)	(3.0)%

*	Excluding Japan and China

Komatsu’s operations by region are described below.

Japan

Demand for construction equipment increased, supported by an increase in public investment resulting from fiscal measures and partly by demand in the regions destroyed by the Great East Japan Earthquake through full-scale civil engineering works which began with the construction and relocation of residences for community redevelopment. Reflecting strong growth in demand in rental companies particularly, first-quarter sales advanced from the corresponding period a year ago.

Concerning new products that are compliant to new emission standards which have become in effect steadily, Komatsu has introduced 30 models since July 2012 and worked to expand their sales by aggressively promoting the KOMATSU CARE.

Americas

In North America, while demand increased in the housing sector from the corresponding period a year ago, it declined in the rental sector. As a result, total first-quarter demand decreased. While the volume of sales declined, first-quarter sales increased from the corresponding period a year ago, reflecting the Japanese yen’s depreciation. In June, Komatsu launched the D61EXi/PXi medium-sized Machine Control dozer, as the first model of its ICT-intensive construction equipment series.

In Latin America, while demand for construction equipment advanced, especially in Brazil, the largest market of the region, that for mining equipment for use in copper mines in Chile and Peru began to slow down from strong growth recorded in FY2012. First-quarter sales decreased from the corresponding period a year ago, as adversely affected by reduced sales of equipment, while sales of parts increased, as Komatsu strengthened the aftermarket businesses. In Brazil, Komatsu reinforced Komatsu Group-integrated sales and service operations by combining the distributor function for mining equipment with Komatsu Brasil International Ltda. in April this year.

Europe & CIS

Demand remained slack in the major markets of Germany, France and the United Kingdom, as economies slowed down against the backdrop of the Eurozone crisis. However, first-quarter sales increased from the corresponding period a year ago, reflecting the Japanese yen’s depreciation. In addition to making steady market introduction of new emission standards-compliant models, Komatsu advanced preparation to launch the D61EXi/PXi medium-sized Machine Control dozer in the second quarter and the medium-sized Machine Guidance hydraulic excavator in the third quarter of the current fiscal year.

In CIS, demand for mining equipment for use in gold mines and energy development downturned, and that for construction equipment remained slack. As a result, first-quarter sales declined from the corresponding period a year ago. To get ready for the market introduction of the new FH Series hydrostatic-driven forklift trucks, Komatsu trained its distributors and conducted machine demonstrations.

China

Although there were still no clear signs for new infrastructure development start-ups under China’s new government, demand upturned for recovery, centering on small and medium-sized construction equipment. Komatsu registered steady sales of small and medium-sized units, including new 20-ton class hydraulic excavators, designed particularly for fuel economy, which were launched in February this year. First-quarter sales increased from the corresponding period a year ago, reflecting the Japanese yen’s depreciation as well. Komatsu also focused efforts to control inventories at an appropriate level to prepare for the next level of recovery of demand by maximizing the use of the KOMTRAX to quickly learn about retail market conditions.

Asia & Oceania

In Indonesia, the largest market of the region, demand still remained weak, especially for mining equipment. First-quarter sales in Asia dropped from the corresponding period a year ago. In India, Komatsu transferred the 50% equity held in L&T-Komatsu Limited, a 50-50 joint ownership manufacturing company of hydraulic excavators, to Larsen & Toubro Limited, the joint-venture partner, in April this year. Komatsu India Pvt. Ltd. is going to consolidate production in India.

In Oceania, demand for mining equipment for use in iron ore mines was sluggish against the backdrop of the lowered commodity prices. Demand for construction equipment was also sluggish. However, first-quarter sales increased from the corresponding period a year ago, reflecting the Japanese yen’s depreciation. Concerning the large-scale project to deliver driverless dump trucks in Rio Tinto’s iron ore mines in Australia, Komatsu and Rio Tinto continued to make good progress as one solid team to succeed.

Middle East & Africa

In the Middle East, demand in Turkey, a major market of the region, for construction equipment was strong as favorably affected by active private and public-sector investments, thanks to the government credit-easing measures, while political instability also continued to prevail. First-quarter sales in the Middle East expanded from the corresponding period a year ago. In Saudi Arabia, Komatsu signed a contract with a new distributor in December last year, and this distributor began its operation in April this year.

In Africa, while demand was slack for equipment for use in gold mines in South Africa, it advanced for use in copper mines in Zambia. First-quarter sales increased from the corresponding period a year ago. Komatsu worked with mining customers to reduce the fuel consumption of machines owned by the customers by analyzing KOMTRAX information as part of brand management activities.

Industrial Machinery and Others

While demand in the automobile manufacturing industry began to show signs of recovery, centering on machine tools, sales of large presses and other forging machinery dropped. As a result, first-quarter sales of the industrial machinery and others business declined by 6.3% from the corresponding period a year ago, to JPY40.3 billion (USD408 million). Segment profit fell by 65.4% to JPY0.8 billion (USD8 million).

In the laser-cutting machine business, Komatsu Industries Corporation combined the development, sales and service operations of Komatsu NTC Ltd. to optimize business resources of the two in April this year. In May, Komatsu Industries Corporation launched the new KFL Series fiber laser-cutting machine equipped with its original oscillator.

(2) Financial Conditions

As of June 30, 2013, total assets increased by JPY42.0 billion from the previous fiscal year-end, to JPY2,559.9 billion (USD25,858 million), mainly due to the Japanese yen’s depreciation against U.S. dollar, euro and renminbi from the previous fiscal year-end. Interest-bearing debt increased by JPY13.7 billion from the previous fiscal year-end, to JPY693.5 billion (USD7,005 million). Komatsu Ltd. shareholders’ equity increased by JPY46.3 billion from the previous fiscal year-end, to JPY1,239.5 billion (USD12,521 million). As a result, Komatsu Ltd. shareholders’ equity ratio increased by 1.0 percentage point from the previous fiscal year-end, to 48.4%. Net debt-to-equity ratio* was 0.48, compared to 0.49 as of the previous fiscal year-end.

*	Net debt-to-equity ratio = (Interest-bearing debt – Cash and cash equivalents – Time deposits) / Komatsu Ltd. shareholders’ equity

For the first quarter period under review, net cash provided by operating activities totaled JPY55.8 billion (USD564 million), an increase of JPY15.8 billion from JPY40.0 billion for the corresponding period a year ago, mainly due to the collection of notes and accounts receivable. Net cash used in investing activities amounted to JPY38.6 billion (USD390 million), mainly due to the purchase of fixed assets, an increase of JPY10.2 billion from the corresponding period a year ago. Net cash used in financing activities totaled JPY19.4 billion (USD197 million), mainly due to the payment of cash dividends, as compared to JPY1.7 billion used for the corresponding period a year ago. After adding the effects of foreign exchange fluctuations, cash and cash equivalents, as of June 30, 2013, totaled JPY93.5 billion (USD945 million), remaining almost flat from the previous fiscal year-end.

(3) Projections for the Fiscal Year Ending March 31, 2014

(From April 1, 2013 to March 31, 2014)

Komatsu makes no change in the projection of April 25, 2013, concerning consolidated business results for the fiscal year ending March 31, 2014.

(4) Others

(1)	Changes in important subsidiaries during the first quarter period under review: None

(2)	Use of simplified accounting procedures and adoption of specific accounting procedures for the preparation of consolidated quarterly financial statements: None

(3)	Changes in Significant Accounting Rules, Procedures and Presentation and Changes in Significant Accounting Policies and Estimates

1)	Changes resulting from revisions in accounting standards, etc.: Applicable

From the fiscal year ending March 31, 2014, Komatsu adopted the Accounting Standards Update (“ASU”) 2013-02, “Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income”. This adoption did not have any impact on Komatsu’s financial position and results of operations.

2)	Changes in other matters except for 1) above: Applicable

The Company and some of its consolidated subsidiaries which had adopted the declining balance method for depreciation of property, plant and equipment changed the depreciation method to the straight-line method beginning April 1, 2013.

Komatsu promotes continuous innovation of technologies by concentrating the production of high-value added and technologically important key components in Japan, and also undertakes integrated development and production under the Mother Plant system. As a general rule, Komatsu engages in local production in different parts of the world where there is sufficient market demand for its products. With respect to mainstay products, however, Komatsu has facilitated effective use of its global production capacities by cross sourcing finished products after producing them at its most cost-effective plants and exporting them in light of changes in market demand and foreign exchange rate. Komatsu is establishing its production efficiency, standardization of production and stable operation of production facilities through renewing its old factory buildings in Japan, reassessing logistics and reforming production process by technology innovation as well as cutting down electric power consumption in half at its plants in Japan. With respect to capital investment, Komatsu continues to invest in its production facilities for renovation at a constant level. In light of those activities, Komatsu expects stable production and facility utilization within its production capacity, and is able to receive economic benefits from those facilities at a constant rate throughout their durable periods.

As a result of reviewing its depreciation method, Komatsu concluded that the straight-line method would be an appropriate depreciation method to reflect its usage of property, plants and equipment and to allocate the costs in earnings.

The effect of the change in depreciation method is recognized prospectively as a change in accounting estimate in accordance with the FASB Accounting Standards Codification (ASC) 250 “Accounting Changes and Error Corrections”.

As a result of the change in depreciation method, depreciation expense for the three months ended June 30, 2013 decreased by approximately JPY3.0 billion. Net Income attributable to Komatsu Ltd. for the three months ended June 30, 2013 increased by approximately JPY1.8 billion. Basic and Diluted net income attributable to Komatsu Ltd. per common share and for the three months ended June 30, 2013 increased by JPY1.98, and JPY1.97, respectively.

Cautionary Statement

The announcement set forth herein contains forward-looking statements which reflect management’s current views with respect to certain future events, including expected financial position, operating results, and business strategies. These statements can be identified by the use of terms such as “will,” “believes,” “should,” “projects” and similar terms and expressions that identify future events or expectations. Actual results may differ materially from those projected, and the events and results of such forward-looking assumptions cannot be assured.

Factors that may cause actual results to differ materially from those predicted by such forward-looking statements include, but are not limited to, unanticipated changes in demand for the Company’s principal products, owing to changes in the economic conditions in the Company’s principal markets; changes in exchange rates or the impact of increased competition; unanticipated cost or delays encountered in achieving the Company’s objectives with respect to globalized product sourcing and new Information Technology tools; uncertainties as to the results of the Company’s research and development efforts and its ability to access and protect certain intellectual property rights; and, the impact of regulatory changes and accounting principles and practices.

Consolidated Financial Statements

(1) Consolidated Balance Sheets

Assets

	Millions of yen
	As of June 30, 2013		As of March 31, 2013
		Ratio (%)		Ratio (%)
Current assets
Cash and cash equivalents	¥93,557		¥93,620
Time deposits	222		217
Trade notes and accounts receivable	580,283		606,904
Inventories	672,293		633,647
Deferred income taxes and other current assets	160,589		157,668

Total current assets	1,506,944	58.9	1,492,056	59.3

Long-term trade receivables	241,283	9.4	235,825	9.4

Investments
Investments in and advances to affiliated companies	19,581		19,404
Investment securities	61,594		59,279
Other	2,714		2,574

Total investments	83,889	3.3	81,257	3.2

Property, plant and equipment - less accumulated depreciation and amortization	602,210	23.5	585,220	23.2

Goodwill	35,427	1.4	34,703	1.4
Other intangible assets - less accumulated amortization	58,014	2.3	58,523	2.3
Deferred income taxes and other assets	32,172	1.2	30,273	1.2

Total	¥2,559,939	100.0	¥2,517,857	100.0

Liabilities and Equity

	Millions of yen
	As of June 30, 2013		As of March 31, 2013
		Ratio (%)		Ratio (%)
Current liabilities
Short-term debt	¥254,192		¥205,156
Current maturities of long-term debt	117,738		130,793
Trade notes, bills and accounts payable	228,908		226,275
Income taxes payable	14,180		33,227
Deferred income taxes and other current liabilities	228,048		232,125

Total current liabilities	843,066	32.9	827,576	32.8

Long-term liabilities
Long-term debt	321,582		343,814
Liability for pension and retirement benefits	50,082		49,912
Deferred income taxes and other liabilities	46,964		43,860

Total long-term liabilities	418,628	16.4	437,586	17.4

Total liabilities	1,261,694	49.3	1,265,162	50.2

Komatsu Ltd. shareholders’ equity
Common stock	67,870		67,870
Capital surplus	138,898		138,818
Retained earnings:
Appropriated for legal reserve	39,624		38,230
Unappropriated	1,047,521		1,034,504
Accumulated other comprehensive income (loss)	(12,108)		(43,440)
Treasury stock	(42,267)		(42,788)

Total Komatsu Ltd. shareholders’ equity	1,239,538	48.4	1,193,194	47.4

Noncontrolling interests	58,707	2.3	59,501	2.4

Total equity	1,298,245	50.7	1,252,695	49.8

Total	¥2,559,939	100.0	¥2,517,857	100.0

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

	Millions of yen except per share amounts
	First quarter ended June 30, 2013		First quarter ended June 30, 2012
		Ratio (%)		Ratio (%)
Net sales	¥455,159	100.0	¥469,948	100.0
Cost of sales	325,366	71.5	343,155	73.0
Selling, general and administrative expenses	77,247	17.0	71,529	15.2
Other operating income (expenses), net	(133)	(0.0)	454	0.1

Operating income	52,413	11.5	55,718	11.9

Other income (expenses), net
Interest and dividend income	1,402	0.3	1,316	0.3
Interest expense	(2,247)	(0.5)	(2,123)	(0.5)
Other, net	21	0.0	(3,669)	(0.8)

Total other income (expenses)	(824)	(0.2)	(4,476)	(1.0)

Income before income taxes and equity in earnings of affiliated companies	51,589	11.3	51,242	10.9

Income taxes	12,544	2.8	17,144	3.6
Income before equity in earnings of affiliated companies	39,045	8.6	34,098	7.3
Equity in earnings of affiliated companies	291	0.1	230	0.0
Net income	39,336	8.6	34,328	7.3
Less: Net income attributable to noncontrolling interests	2,045	0.4	2,204	0.5

Net income attributable to Komatsu Ltd.	¥37,291	8.2	¥32,124	6.8

Net income attributable to Komatsu Ltd. per share (Yen)
Basic	¥39.13		¥33.73
Diluted	¥39.09		¥33.71

Consolidated Statements of Comprehensive Income

	Millions of yen
	First quarter ended June 30, 2013	First quarter ended June 30, 2012
Net income	¥39,336	¥34,328
Other comprehensive income (loss), for the period, net of tax
Foreign currency translation adjustments	28,645	(38,800)
Net unrealized holding gains (losses) on securities available for sale	1,671	(4,432)
Pension liability adjustments	295	564
Net unrealized holding gains (losses) on derivative instruments	887	1,361

Total	31,498	(41,307)

Comprehensive income (loss)	70,834	(6,979)
Less: Comprehensive income (loss) attributable to noncontrolling interests	2,187	(568)

Comprehensive income (loss) attributable to Komatsu Ltd.	¥68,647	¥(6,411)

(3) Consolidated Statements of Cash Flows

	Millions of yen
	First quarter ended June 30, 2013	First quarter ended June 30, 2012
Operating activities
Net income	¥39,336	¥34,328
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	19,968	21,138
Deferred income taxes	5,967	2,540
Impairment loss and net loss (gain) from sale of investment securities	(7)	70
Net loss (gain) on sale of property	(103)	(132)
Loss on disposal of fixed assets	549	272
Pension and retirement benefits, net	56	359
Changes in assets and liabilities:
Decrease (increase) in trade receivables	41,454	47,612
Decrease (increase) in inventories	(23,164)	(33,942)
Increase (decrease) in trade payables	54	(20,090)
Increase (decrease) in income taxes payable	(19,433)	(5,868)
Other, net	(8,832)	(6,268)

Net cash provided by (used in) operating activities	55,845	40,019

Investing activities
Capital expenditures	(37,054)	(32,382)
Proceeds from sale of property	2,462	2,304
Proceeds from sale of available for sale investment securities	449	418
Purchases of available for sale investment securities	(31)	(1)
Acquisition of subsidiaries and equity investees, net of cash acquired	(4,539)	283
Collection of loan receivables	101	591
Disbursement of loan receivables	(16)	(206)
Decrease (increase) in time deposits, net	1	614

Net cash provided by (used in) investing activities	(38,627)	(28,379)

Financing activities
Proceeds from debt issued (Original maturities greater than three months)	37,824	110,854
Payment on debt (Original maturities greater than three months)	(59,627)	(105,434)
Short-term debt - net (Original maturities three months or less)	28,986	18,448
Repayments of capital lease obligations	(813)	(2,380)
Sale (purchase) of treasury stock, net	(8)	50
Dividends paid	(22,880)	(20,009)
Other, net	(2,941)	(3,244)

Net cash provided by (used in) financing activities	(19,459)	(1,715)

Effect of exchange rate change on cash and cash equivalents	2,178	(3,228)

Net increase (decrease) in cash and cash equivalents	(63)	6,697

Cash and cash equivalents, beginning of year	93,620	83,079

Cash and cash equivalents, end of period	¥93,557	¥89,776

(4) Note to the Going Concern Assumption

None

(5) Business Segment Information

1) Information by Operating Segments

(For the first quarter ended June 30, 2013)	Millions of yen
	Construction, Mining and Utility Equipment	Industrial Machinery and Others	Subtotal	Corporate & elimination	Total
Net sales:
Customers	415,905	39,254	455,159	—	455,159
Intersegment	732	1,124	1,856	(1,856)	—
Total	416,637	40,378	457,015	(1,856)	455,159
Segment profit	52,611	823	53,434	(888)	52,546

(For the first quarter ended June 30, 2012)	Millions of yen
	Construction, Mining and Utility Equipment	Industrial Machinery and Others	Subtotal	Corporate & elimination	Total
Net sales:
Customers	428,921	41,027	469,948	—	469,948
Intersegment	855	2,059	2,914	(2,914)	—
Total	429,776	43,086	472,862	(2,914)	469,948
Segment profit	54,202	2,376	56,578	(1,314)	55,264

Notes: 1)	Business categories and principal products & services included in each operating segment are as follows:

a)	Construction, Mining and Utility Equipment

Excavating equipment, loading equipment, grading & roadbed preparation equipment, hauling equipment, forestry equipment, tunneling machines, recycling equipment, industrial vehicles, other equipment, engines & components, casting products, and logistics

b)	Industrial Machinery and Others

Metal forging & stamping presses, sheet-metal machines, machine tools, defense systems, temperature-control equipment, and others

2) Transfers between segments are made at estimated arm’s-length prices.

2) Geographic Information

Net sales determined by customer location were as follows:

(For the first quarter ended June 30, 2013 and 2012)	Millions of yen
	Japan	Americas	Europe & CIS	China	Asia* & Oceania	Middle East & Africa	Total
FY2013	80,034	131,899	51,487	47,756	105,424	38,559	455,159

FY2012	80,726	129,090	55,074	47,311	130,096	27,651	469,948

*	Excluding Japan and China

(6) Note in Case of Notable Changes in the Amount of Shareholders’ Equity

None

(7) Others

In the Consolidated Statements of Cash Flow, Komatsu disclosed its cash flow of short-term debt in financing activities on a net amount basis in the previous first quarter period ended June 30, 2012. Komatsu discloses its cash flow on a net amount basis for the debts whose original maturities are three months or less in this first quarter period ended June 30, 2013. The Consolidated Statements of Cash Flow for the first quarter period ended June 30, 2012 has been re-presented to be consistent with June 30, 2013. This change does not have any impact on the total cash flow from financing activities.

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